U.S. Securities and Exchange Commission
                   Washington, D.C. 20549

                          Form 10-SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS                              ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                 HARBOR TOWN HOLDING GROUP I, INC.
         (Name of Small Business Issuer in its charter)
       Florida                                   65-0755340
(State or other jurisdiction of               (I.R.S. Employer
incorporation or organization)                Identification No.)

324 Datura Street, Suite 303 West Palm Beach, Florida     33401
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number, (561) 659-1196

                         With Copy To:
                   David M. Bovi, Esquire
               319 Clematis Street, Suite 804
               West Palm Beach, Florida 33401
                       (561) 655-0665


Securities to be registered under Section 12(b) of the Act:

   Title of each class             Name of each exchange on which
   to be so registered             each class is to be registered



Securities to be registered under Section 12(g) of the Act:

                   Common Stock, No Par Value
                       (Title of class)


                      (Title of class)

            INFORMATION REQUIRED IN REGISTRATION STATEMENT

                               PART I


DESCRIPTION OF BUSINESS.

     Harbor Town Holding Group I, Inc. (the "Company"), was incorporated under the laws of the State of Florida on May 6, 1997. It was originally created as a wholly owned subsidiary of Net Lnnx, Inc., a publicly traded Pennsylvania corporation traded on the over-the-counter trading market ("Net Lnnx"), as the receiver of a certain Net Lnnx asset (the "Transferred Asset") which Net Lnnx was required to dispose of pursuant to the terms of an anticipated merger between Net Lnnx and another company. The Company issued Net Lnnx 2,058,209 shares of the Company's common stock, no par value (the "Common Stock") in exchange for the Transferred Asset. On May 21, 1997, Net Lnnx distributed all 2,058,209 shares of the Company which it owned to Net Lnnx shareholders as a stock dividend on a share for share basis intending to register the Common Stock pursuant to Form 10-SB promulgated under the Securities Exchange Act of 1934 ("the "Exchange Act") and to utilize the Company along with such Transferred Asset to enter into a certain fragmented industry and acquire local business entities in exchange for shares of the Company's Common Stock. This plan was subsequently aborted as a result of the following: (i) the aforementioned Net Lnnx merger was called off; (ii) the Transferred Asset became the subject of litigation; and (iii) the Company determined it was not feasible to enter into that certain industry at that time. Further, the Company did not have sufficient funds to pursue the litigation in connection with the Transferred Asset; therefore, on June 6, 1997 the Company and Net Lnnx agreed to suspend the transfer of the Transferred Asset until such time that the litigation concerning the Transferred Asset terminated. Several months thereafter, the Company and its litigation counsel determined that the resolution of the litigation concerning the Transferred Asset would not occur in the foreseeable future; therefore, on November 6, 1997 the Company agreed to cancel the transfer of the Transferred Asset in exchange for substitute consideration for the shares of Common Stock it issued to Net Lnnx so that the Company could pursue other opportunities -- such as registering the Common Stock hereunder to create a reporting "shell" company. On November 6, 1997 the Company and Net Lnnx cancelled the instrument which transferred the Transferred Asset and the Company and Net Lnnx agreed that in exchange for Net Lnnx cancelling a promissory note dated June 2, 1997 made by the Company to Net Lnnx in the amount of $12,600, such release from liability would constitute substitute consideration for the 2,058,209 shares the Company previously issued to Net Lnnx. Presently, the Company is a "shell" company with a shareholder base of approximately 2,000 shareholders and 20,000,000 shares of Common Stock outstanding, all of which are restricted pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). See "Description of Securities." Presently, the Company does not engage in any substantive commercial business or other business operations.

     After the Company aborted its original purposes, the Company decided to create a corporate vehicle to seek to effect a merger,


                            Page -2-
exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to employ the Company's shareholder base to obtain the perceived advantages of being a publicly held reporting corporation. The Company has approximately 2,000 shareholders of record and 20,000,000 shares of Common Stock outstanding. See "Description of Securities." Presently, all the Company's outstanding securities, which includes all shares of its Common Stock, are restricted pursuant to Rule 144 of the Securities Act. So long as all of the conditions of Rule 144 are met, on May 6, 1998, 2,058,209 shares of
Common Stock will be eligible for sale under Rule 144, as currently in effect. See "Description of Securities." Upon the effectiveness of this registration statement, the Company intends to seek potential business opportunities and effectuate a Business Combination with a Target Business with significant growth potential which, in the opinion of management, could provide a profit
to the Company and its shareholders.   The Company's efforts in identifying a
prospective Target Business are expected to emphasize businesses primarily located in the United States; however, the Company reserves the right to acquire a Target Business located primarily elsewhere. While the Company may, under certain circumstances, seek to effect Business Combinations with more than one Target Business, as a result of its limited resources the Company will, in all likelihood, have the ability to effect only a single Business Combination. The Company may effect a Business Combination with a Target Business which may be financially unstable or in its early stages of development or growth. The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature. Presently, the Company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. Present management of the Company may become involved in management of the Target Business and/or may hire qualified but as yet unidentified individuals to manage such Target Business. The discussion of the proposed business under this caption and throughout this registration statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

"SHELL" CORPORATION

Background.

     Since the Company conducts virtually no business operations, other than its efforts to effectuate a Business Combination, the Company can be characterized as a "shell" corporation. The Company is dependent upon its officers and directors and their efforts to effectuate a Business Combination. Accordingly, the Company's shareholders will not have an opportunity to evaluate the specific merits or risks of any one or more Business Combinations and will have no control over the decision making relating to such. In the event the Company loses the services of any of these officers or directors, the Company could be adversely affected.

     Due to the limited capital available to the Company, consummation of a Business Combination will likely involve the acquisition of, or merger or consolidation with, a company that


                            Page -3-
does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it might deem to be the adverse consequences of undertaking a public offering itself, such as the time delays and significant expenses incurred to comply with the various federal and state securities laws that regulate initial public offerings.

     The Company cannot estimate the time that it will take to effectuate a Business Combination. It could be time consuming. Additionally, no assurance can be made that the Company will be able to effectuate a Business Combination on terms favorable to the Company. The Company might identify and effectuate a Business Combination with a Target Business which proves to be unsuccessful for any number of reasons, many of which are due to the fact that the Target Business is not identified at this time. If this occurs, the Company and its shareholders might not realize any type of profit.

Unspecified Industry and Target Business.

     The Company will seek to acquire a Target Business without limiting itself to a particular industry. Most likely, the Target Business will be primarily located in the United States, although the Company reserves the right to acquire a Target Business primarily located outside the United States. In seeking a Target Business, the Company will consider, without limitation, businesses which (i) offer or provide services or develop, manufacture or distribute goods in the United States or abroad, including, without limitation, in the following areas: health care and health products, educational services, environmental services, consumer-related products and services (including amusement, entertainment and/or recreational services), personal care services, voice and data information processing and transmission and related technology development or (ii) is engaged in wholesale or retail distribution. To date, the Company has not selected any particular industry or any Target Business in which to concentrate its Business Combination efforts. Accordingly, there is presently no current basis for the Company to evaluate the possible merits or risks of the Target Business or the particular industry in which the Company may ultimately operate. Any Target Business that is selected will be required to have audited financial statements or be audited in connection with the transaction. To the extent the Company effects a Business Combination with a financially unstable company or an entity in its early stage of development or growth (including entities without established records of sales or earnings), the Company will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, to the extent that the Company effects a Business Combination with a Target Business in an industry characterized by a high level of risk, the Company will become subject to the currently unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries which experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular industry or Target Business, there can be no assurances that the Company will properly ascertain or assess all significant risk factors.


                            Page -4-

Probable Lack of Business Diversification.

     As a result of the limited resources of the Company, the Company, in all likelihood, will have the ability to effect only a single Business Combination. Accordingly, the prospects for the Company's success will be entirely dependent upon the future performance of a single business. Unlike certain entities that have the resources to consummate several Business Combinations or entities operating in multiple industries or multiple segments of a single industry, it is highly likely that the Company will not have the resources to diversify its operations or benefit from the possible spreading of risks or offsetting of losses. The Company's probable lack of diversification could subject the Company to numerous economic, competitive and regulatory developments, any or all of which may have a material adverse impact upon the particular industry in which the Company may operate subsequent to consummation of a Business Combination. The prospects for the Company's success may become dependent upon the development or market acceptance of a single or limited number of products, processes or services. Accordingly, notwithstanding the possibility of management assistance to the Target Business by the Company, there can be no assurance that the Target Business will prove to be commercially viable.

Limited Ability to Evaluate Target Business' Management.

     While the Company's ability to successfully effect a Business Combination will be dependent upon certain key personnel, the future role of such personnel in the Target Business cannot presently be stated with any certainty. It is unlikely that any of the Company's key personnel will remain associated in any operational capacity with the Company following a Business Combination. Moreover, there can be no assurances that such personnel will have any experience or knowledge relating to the operations of the particular Target Business. Furthermore, although the Company intends to closely scrutinize the management of a prospective Target Business in connection with evaluating the desirability of effecting a Business Combination, there can be no assurances that the Company's assessment of such management will prove to be correct, especially in light of the limited experience of current key personnel of the Company in evaluating businesses. Accordingly, the Company will be dependant, in some significant respects, on the ability of the management of the Target Business who are unidentifiable as of the date hereof. In addition, there can be no assurances that such future management will have the necessary skills, qualifications or abilities to manage a public company. The Company may also seek to recruit additional managers to supplement the incumbent management of the Target Business. There can be no assurances that the Company will have the ability to recruit such additional managers, or that such additional managers will have the requisite skill, knowledge or experience necessary or desirable to enhance the incumbent management.

Opportunity for Shareholder Evaluation or Approval of Business Combinations.

     The non-affiliate shareholders of the Company will, in all likelihood, neither receive nor otherwise have the opportunity to evaluate any financial or other information which will be made available to the Company in connection with selecting a potential


                            Page -5-

Business Combination until after the Company has entered into an agreement to effectuate a Business Combination. Such agreement to effectuate a Business Combination, however, will be subject to shareholder approval pursuant to applicable law. As a result, non-affiliate shareholders of the Company will be almost entirely dependent on the judgment of management in connection with the selection and ultimate consummation of a Business Combination. In addition, under Florida law, the form of Business Combination could impact upon the availability of dissenters' rights (i.e., the right to receive fair payment with respect to the Company's Common Stock) to shareholders disapproving the proposed Business Combination.

Selection of a Target Business and Structuring of a Business Combination.

     The Company's management anticipates that the selection of a Target Business will be complex and risky because of competition for such business opportunities among all segments of the financial community. The nature of the Company's search for the acquisition of a Target Business requires maximum flexibility inasmuch as the Company will be required to consider various factors and circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. Investors should recognize that the possible lack of diversification among the Company's acquisitions may not permit the Company to offset potential losses from one venture against profits from another. Management of the Company will have virtually unrestricted flexibility in identifying and selecting a prospective Target Business. In addition, in evaluating a prospective Target Business, management will consider, among other factors, the following factors which are not listed in any particular order:

     -financial condition and results of operation of the Target Business;

     - growth potential and projected financial performance of the Target Business and the industry in which it operates;

     - experience and skill of management and availability of additional personnel of the Target Business;

     -    capital requirements of the Target Business;

     - the availability of a transaction exemption from registration pursuant to the Securities Act for the Business Combination;

     -    the location of the Target Business;

     -    competitive position of the Target Business;

     - stage of development of the product, process or service of the Target Business;


                            Page -6-

      - degree of current or potential market acceptance of the product, process or service of the Target Business;

     - possible proprietary features and possible other protection of the product, process or service of the Target Business;

     - regulatory environment of the industry in which the Target Business operates;

     -     costs associated with effecting the Business Combination; and

     - equity interest in and possible management participation in the Target Business.

     The foregoing criteria are not intended to be exhaustive; any evaluation relating to the merits of a particular Business Combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management of the Company in connection with effecting a Business Combination consistent with the Company's business objective. In connection with its evaluation of a prospective Target Business, management anticipates that it will conduct a due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial or other information which will be made available to the Company.

     The time and costs required to select and evaluate a Target Business (including conducting a due diligence review) and to structure and consummate the Business Combination (including negotiating relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws and state "blue sky" and corporation laws) cannot presently be ascertained with any degree of certainty. The Company's management intends to devote only a small portion of their time to the affairs of the Company and, accordingly, consummation of a Business Combination may require a greater period of time than if the Company's management devoted their full time to the Company's affairs. However, each officer and director of the Company will devote such time as they deem reasonably necessary to carry out the business and affairs of the Company, including the evaluation of potential Target Businesses and the negotiation of a Business Combination and, as a result, the amount of time devoted to the business and affairs of the Company may vary significantly depending upon, among other things, whether the Company has identified a Target Business or is engaged in active negotiation of a Business Combination. Any costs incurred in connection with the identification and evaluation of a prospective Target Business with which a Business Combination is not ultimately consummated will result in a loss to the Company and reduce the amount of capital available to otherwise complete a Business Combination or for the resulting entity to utilize. In the event the Company depletes its present cash reserves, the Company might be forced to cease operations and a Business Combination might not occur.

     The Company anticipates that it will locate and make contact


                            Page -7-
with business prospects primarily through the efforts of its management, who will meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to such prospects, and undertake such further reasonable investigation as management deems appropriate. The Company's management has a network of contacts in the States of Florida and Pennsylvania, and will most likely concentrate it search efforts for a Target Business in those areas. The Company also expects that many prospective Target Businesses will be brought to its attention from various non-affiliated sources, including securities broker-dealers, investment bankers, venture capitalists, bankers, and other members of the financial community. The Company will not advertise or promote itself in any financial or trade publications to seek potential business acquisitions. While the Company does not presently anticipate engaging the services of professional firms that specialize in finding business acquisitions on any formal basis, the Company may engage such firms in the future, in which event the Company may pay a finder's fee or other compensation. Any finder's fee paid in connection with a Business Combination will be in the form of Common Stock of the Company. In no event, however, will the Company pay a finder's fee or commission to officers or directors of the Company or any entity with which they are affiliated for such service. Moreover, in no event shall the Company issue any of its securities to any officer, director or promoter of the Company, or any of their respective affiliates or associates, in connection with activities designed to locate a Target Business.

     As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. The Company will evaluate the possible tax consequences of any prospective Business Combination and will endeavor to structure a Business Combination so as to achieve the most favorable tax treatment to the Company, the Target Business and their respective stockholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately assent to the Company's tax treatment of a particular consummated Business Combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing the tax treatment of a Business Combination, there may be adverse tax consequences to the Company, the Target Business and their respective stockholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a particular Business Combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

     Although the Company has no commitments as of the date of this registration statement to issue any shares of Common Stock or options or warrants, other than as described in this registration statement, the Company will, in all likelihood, issue a substantial number of additional shares in connection with the consummation of a Business Combination. To the extent that such additional shares are issued, dilution to the interests of the Company's stockholders will occur. Additionally, if a substantial number of shares of Common Stock are issued in connection with the consummation of a Business Combination, a change in control of the Company may occur which may affect, among other things, the Company's ability to utilize net operating loss carry forwards, if any. Any such change in control may also result in the resignation or removal of the Company's present officers and directors. If there is a change in management, no assurance can be given as to the experience or qualification of such persons, either in the operation of the Company's activities or in the operation of the business, assets or



                            Page -8-
property being acquired.

     There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to the Company to effect a Business Combination or otherwise finance the operations of the Target Business. However, the Company's limited resources and lack of operating history could make it difficult for the Company to borrow additional funds from other sources. The amount and nature of any borrowings by the Company will depend on numerous considerations, including the Company's capital requirements, potential lenders' evaluation of the Company's ability to meet debt service on borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. The Company does not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that such arrangements if required or otherwise sought, would be available on terms commercially acceptable or otherwise in the best interests of the Company. The inability of the Company to borrow funds required to effect or facilitate a Business Combination, or to provide funds for an additional infusion of capital into a Target Business, may have a material adverse effect on the Company's financial condition and future prospects, including the ability to effect a Business Combination. To the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a Target Business may have already incurred debt financing and, therefore, all the risks inherent thereto.

     If securities of the Company are issued as part of an acquisition, such securities are required to be issued either in reliance upon exemptions from registration under applicable federal or state securities laws or registered for public distribution. The Company intends to primarily target only those companies where an exemption from registration would be available; however, since the structure of the Business Combination has yet to be determined, no assurances can be made that the Company will be able to rely on such exemptions. Registration of securities typically requires significant costs and time delays are typically encountered. In addition, the issuance of additional securities and their potential sale in any trading market which might develop in the Company's Common Stock, of which there is presently no trading market and no assurances can be given that one will develop, could depress the price of the Company's Common Stock in any market which may develop in the Company's Common Stock. Further, such issuance of additional securities of the Company would result in a decrease in the percentage ownership of the Company's present shareholders.

     Due to the Company's small size and limited amount of capital, considerable business constraints could be imposed on the Company with respect to its ability to raise additional capital if and when needed. Until such time as any enterprise, product or service which the Company acquires generates revenues sufficient to cover operating costs, it is conceivable that the Company could find itself in a situation where it needs additional funds in order to continue its operations. This need could arise at a time when the Company is unable to borrow funds and when market acceptance for the sale of additional shares of the Company's Common Stock does not exist.



                            Page -9-

Conflicts of Interest.

     The officers and directors of the Company may engage in other business activities similar and dissimilar to those engaged in by the Company. To the extent that such persons engage in such other activities, they will have possible conflicts of interest in diverting opportunities to other companies, entities or persons with which they are or may be associated or have an interest, rather than diverting such opportunities to the Company. Such potential conflicts of interest include, among other things, time, effort and corporate opportunity involved in their participation in other business transactions. As no policy has been established for the resolution of such a conflict, the Company could be adversely affected should such officers or directors choose to place their other business interests before those of the Company. No assurance can be given that such potential conflicts of interest will not cause the Company to lose potential opportunities.

COMPETITION

     The Company expects to encounter intense competition from other entities having a business objective similar to that of the Company. Many of these entities are well-established and have extensive experience in connection with identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater financial, marketing, technical, personnel and other resources than the Company and there can be no assurances that the Company will have the ability to compete successfully. The Company's financial resources will be limited in comparison to those of many of its competitors. This inherent competitive limitation could compel the Company to select certain less attractive Business Combination prospects. There can be no assurances that such prospects will permit the Company to meet its stated business objective. Management believes, however, that the Company's status as a reporting public entity could give the Company a competitive advantage over privately held entities having a similar business objective to that of the Company in acquiring a Target Business with significant growth potential on favorable terms.

UNCERTAINTY OF COMPETITIVE ENVIRONMENT OF TARGET BUSINESS

     In the event that the Company succeeds in effecting a Business Combination, the Company will, in all likelihood, become subject to intense competition from competitors of the Target Business. In particular, certain industries which experience rapid growth frequently attract an increasingly larger number of competitors, including competitors with increasingly greater financial, marketing, technical and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective Target Business cannot presently be ascertained. There can be no assurances that, subsequent to a Business Combination, the Company will have the resources to compete effectively, especially to the extent that the Target Business is in a high-growth industry.



                           Page -10-

FEDERAL SECURITIES LAWS COMPLIANCE

     Under the Federal securities laws, public companies must furnish stockholders certain information about significant acquisitions, which information may require audited financial statements for an acquired company with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, the Company will only be able to effect a Business Combination with a prospective Target Business that has available audited financial statements or has financial statements which can be audited. See "Description of Securities--Securities Exchange Act of 1934."

FACILITIES

     The executive and business office of the Company consist of office space located at 324 Datura Street, Suite 303, West Palm Beach, FL 33401. Pursuant to an oral agreement, until the effectuation of a Business Combination, the Company utilizes free of charge the offices of Harbor Town Management Group, Inc., a corporation controlled by Ronald W. Hayes, Jr., a stockholder of the Company and the Company's Chief Executive Officer and Director. The Company believes this office space is adequate to serve its needs until such time as a Business Combination occurs. The Company expects to be able to utilize these offices, pursuant to the terms described above, until such time as a Business
Combination occurs.   See "Description of Property."

EMPLOYEES

    As of the date of this Prospectus, the Company has no full time employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation

     The Company is presently a development stage company conducting virtually no business operation, other than its efforts to effect a Business Combination with a Target Business which the Company considers to have significant growth potential. To date, the Company has neither engaged in any operations nor generated any revenue. It receives no cash flow. In November, 1997 the Company received the following from Wheeler Group II, Inc. ("Wheeler"): (i) a capital infusion of $6,000; and (ii) $25,000 in pre-paid legal services purchased by Wheeler on behalf of the Company to effectuate the legal aspects of this registration statement. See "Certain Relationships and Related Transactions." The Company anticipates no other additional capital infusions prior to effectuating a Business Combination. Until such time as the Company effectuates a Business Combination, with the exception of certain other professional fees and costs for such a transaction, the Company expects that it will incur minimal operating costs throughout 1997 and 1998. Since inception, all of the Company's expenses, which approximated $12,600, were paid by Net Lnnx, which was formerly the Company's parent company. As per agreement with Net Lnnx, the Company is not indebted to Net Lnnx for any such
expenses.   See "Description of Business". The Company expects that



                           Page -11-
it will meet its cash requirements until such time as a Business Combination occurs. However, in the event the Company depletes its present cash reserves, the Company may cease operations and a Business Combination may not occur.

DESCRIPTION OF PROPERTY.

     The executive and business office of the Company consist of office space located at 324 Datura Street, Suite 303, West Palm Beach, FL 33401. Pursuant to an oral agreement, until the effectuation of a Business Combination, the Company utilizes, free of charge, the offices of Harbor Town Management Group, Inc., a corporation controlled by Ronald W. Hayes, Jr., a stockholder of the Company and the Company's chief executive officer and a director. The Company believes this office space is adequate to serve its needs until such time as a Business Combination occurs. The Company expects to be able to utilize these offices, pursuant to the terms described above, until such time as a Business Combination occurs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to the Company to be the beneficial owner of more than five percent (5%) of Company's Common Stock:

Name and Address            Amount and Nature           Percent of Class(1)
of Beneficial Owner         of Beneficial Owner(1)
Wheeler Group II, Inc.           17,931,250                    89.7%
_______________________________

(1) Includes 300,000 shares held directly by David M. Bovi, a director of the Company. Mr. Bovi is the president and controlling shareholder of Wheeler Group II, Inc., a Florida corporation.


     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:



Name and Address               Amount and Nature           Percent of Class
of Beneficial Owner            of Beneficial Ownership
Ronald W. Hayes, Jr.                  318,669                   1.6%
324 Datura Street, Suite 303
West Palm Beach, FL 33401

                           Page -12-

Contd...

Name and Address               Amount and Nature           Percent of Class
of Beneficial Owner            of Beneficial Ownership

William R. Colucci                       10,541                     *
324 Datura Street, Suite 303
West Palm Beach, FL 33401

David M. Bovi (1)                    17,931,250                    89.7%
319 Clematis Street, Suite 804
West Palm Beach, Fl 33401

All Officers and Directors
as a Group (3 persons).(1)           18,260,460                    91.3%
_______________________________
*     Less than .01%.

(1) Includes 17,631,250 shares held indirectly by Mr. Bovi, a director of the Company, through Wheeler Group II, Inc. Mr. Bovi is the president and controlling shareholder of Wheeler Group II, Inc., a Florida corporation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The current directors and executive officers of the Company are as follows:

Name                     Age            Position

Ronald W. Hayes, Jr.      31            Director, CEO, President,
                                        Secretary, Treasurer
William R. Colucci        59            Director

David M. Bovi             30            Director
___________________________


     Mr. Hayes has served as a director, chief executive officer, president, treasurer, and secretary of the Company since the Company's inception in May, 1997. Mr. Hayes presently also serves as the chairman of the board, president and a director of Net Lnnx, Inc., a publicly traded Pennsylvania "shell" corporation. He has held this position since January, 1997 where he has been in charge of implementing Net Lnnx's acquisition strategy. Mr. Hayes is also presently the president of a privately held management firm known as Harbor Town Management Group, Inc., a Florida corporation, which provides investment banking and business consulting services. From 1994 to 1997, Mr. Hayes served as president and chairman of R. H. Financial Services, Inc. an investment services company which provided investment banking, brokerage and consulting services. Also, from 1994 to 1995 Mr. Hayes served as a director of Action Products, Inc., a publicly traded Nasdaq listed company. From 1991 to 1995, he was employed as a stockbroker and office manager with Prudential Securities and First Montauk Securities, Inc. Mr. Hayes majored in business



                           Page -13-
finance at Palm Beach Junior College from 1985 to 1987. He received his Real Estate Sales License and Mortgage Broker License from Gold Coast Real Estate School in 1987 and 1988, respectively, and received his Series 7 and 63 Licenses from the Johnson Lipman School in 1991.

     Mr. Colucci has served as a director of the Company since November, 1997. Mr. Colucci is also the executive vice president and a director of Net Lnnx, Inc., a publicly traded Pennsylvania "shell" corporation. He has held this position since September, 1997. His duties include assisting Net Lnnx in implementing its acquisition strategy. Mr. Colucci is also presently a consultant with a privately held management firm known as Harbor Town Management Group, Inc., a Florida corporation, which provides investment banking and business consulting services. From June 1996 to May 1997, Mr. Colucci served as Chief Operating Officer and SEC Compliance officer for Physicians Laser Services, Inc., a publicly traded Delaware corporation. From April 1991 to May 1996, Mr. Colucci served as a senior partner of Decision Dynamics, Inc., a private business and real estate consulting firm. Prior to this, Mr. Colucci has served in senior management positions, including president and CEO of various companies. These companies included Bandak Corporation, a privately held jewelry and manufacturing company, Inmont Corporation, a publicly held division of United Technologies, Inc., a billion dollar a year chemical and paint manufacturing company and Butcher & Sherrerd a privately held securities brokerage firm based in Philadelphia, Pennsylvania. Mr Colucci received his Bachelor of Science Degree in Economics from St. Joseph's University in Philadelphia in 1964 and has successfully completed advanced courses of study at Stanford University's Graduate School of Business for executives of emerging growth companies.

     Mr. Bovi has served as a director of the Company since November, 1997. Mr. Bovi is also presently the sole shareholder, officer and director of David M. Bovi, P.A., a private practice law firm which concentrates its practice in representing public and private entities with respect to corporate and securities law and merger and acquisition transactions. He has held this position since April, 1996. From November 1995 to April 1996 he worked as a transactional corporate and securities and mergers and acquisitions attorney at Communications/USA, a privately held cellular paging services firm located in Palm Beach County, Florida. During 1994 and 1995 he served as an associate attorney in the corporate securities law department of the law firm of Robert
C. Hackney and Associates, Chartered, of counsel to the law firm of Desantis Gaskill & Hunston, Palm Beach County, Florida. Also, in 1994, he served as an associate attorney in the corporate securities law department of the law firm
of Cohen Chernay et al., Palm Beach County, Florida.   From September 1993 to
December 1993 Mr. Bovi served as a "contract" attorney to various small privately held entities where he assisted such entities with raising private capital. Mr. Bovi received his LL.M. Degree (Masters Degree of Law) in Securities Regulation from Georgetown University Law School in May, 1993, his Juris Doctor Degree from St. Thomas University School of Law in May, 1992, and his Bachelor of Arts Degree in Economics from the State University of New York at Buffalo in May, 1989. He has been a member in good standing of the Florida Bar since October, 1992.



                           Page -14-

EXECUTIVE COMPENSATION.

       The Company was formed in May, 1997. The table below sets forth certain information concerning the compensation earned during fiscal 1997 by the Company's Chief Executive Officer.

                  SUMMARY COMPENSATION TABLE

                    ANNUAL COMPENSATION(1)
--------------------------------------------------------------------------------

                       FISCAL                                  OTHER ANNUAL
NAME AND PRINCIPAL     YEAR          SALARY($)     BONUS($)
COMPENSATION($)
POSITION
Ronald W. Hayes, Jr    1997          10,000        -0-         -0-
President and Chief
Executive Officer
___________________________________

(1) No other form of compensation has been paid to the Company's Chief Executive Officer; therefore, all other columns have been omitted.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     As of the date of this registration statement, the Company has issued an aggregate of 20,000,000 shares of Common Stock as follows:

     On May 6, 1997, the Company was created as a wholly owned subsidiary of Net Lnnx, and 2,058,209 shares of the Company's capital stock was issued to Net Lnnx in exchange for the Transferred Asset. On May 21, 1997, Net Lnnx distributed all 2,058,209 shares of the Company which it owned to Net Lnnx shareholders as a stock dividend on a share for share basis. Ronald W. Hayes, Jr., an officer and director of the Company, received 318,669 shares of Common Stock in this transaction as a result of his ownership of 318,669 shares of Net Lnnx stock on such date. Mr. Hayes is the president and a director of Net Lnnx. On November 6, 1997 the Company and Net Lnnx agreed to cancel the instrument which transferred the Transferred Asset and the Company and Net Lnnx agreed that in exchange for Net Lnnx releasing the Company from debt in the amount of $12,600 owed to Net Lnnx by the Company, such release from liability would constitute substitute consideration for the 2,058,209 shares the Company previously issued to Net Lnnx.

     On November 6, 1997, the Company issued 17,631,250 shares of Common Stock to Wheeler Group II, Inc. ("Wheeler") and 300,000 shares to David M. Bovi, president and controlling shareholder of Wheeler in exchange for (i) $6,000 cash, and (ii) Wheeler purchasing $25,000 in pre-paid legal services on behalf of the Company to effectuate the legal aspects of this registration statement. David M. Bovi is the president and controlling shareholder of David M. Bovi, P.A., the law firm retained by Wheeler on behalf of the Company to effectuate the legal aspects of this registration statement.


                           Page -15-

     On November 12, 1997, David M. Bovi and William R. Colucci were elected directors of the Company. Also, on that date, the Company issued 10,541 shares of Common Stock to William R. Colucci in exchange for his services as a director of the Company.

     As the owner of approximately 88.2% of the Company's shares of Common Stock, Wheeler is a "parent" corporation of the Company and is the Company's controlling shareholder. David M. Bovi, a director of the Company, is the president and controlling shareholder of Wheeler.

DESCRIPTION OF SECURITIES.

GENERAL

     The Company is authorized to issue 50,000,000 shares of Common Stock, no par value. As of the date of this registration statement 20,000,000 million shares of Common Stock are outstanding, held of record by approximately 2,000 shareholders. No other type of securities are authorized by the Company at this time.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. By virtue of its ownership of more than 50% of the outstanding Common Stock, Wheeler can elect all of the directors of the Company. Florida law permits the holders of the minimum number of shares necessary to take action at a meeting of shareholders (normally a majority of the outstanding shares) to take action by written consent without a meeting, provided notice is given within ten days to all other shareholders. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive, redemption provisions or other subscription rights. All of the outstanding shares of Common Stock are fully paid and nonassessable.

DIVIDENDS

       The Company has not paid any dividends on its Common Stock to date and does not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of the Company's then Board of Directo rs. It is the present intention of



                           Page -16-
the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board does not anticipate paying any cash dividends in the foreseeable future.

SECURITIES EXCHANGE ACT OF 1934

         By virtue of filing this registration statement, the Company is making an application with the Commission to register its Common Stock under the provisions of Section 12(g) of the Exchange Act. Such registration will require the Company to comply with periodic reporting, proxy solicitations and certain other requirements of the Exchange Act. If the Company seeks shareholder approval of a Business Combination at such time as the Company's securities are registered pursuant to Section 12(g) of the Exchange Act, the Company's proxy solicitation materials required to be transmitted to shareholders may be subject to prior review by the Securities and Exchange Commission. Under the federal securities laws, public companies must furnish certain information about significant acquisitions, which information may require audited financial statements of an acquired company with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, if a prospective Target Business did not have available and was unable to reasonably obtain the requisite audited financial statements, the Company could, in the event of consummation of a Business Combination with such company, be precluded from (i) any public financing of its own securities for a period of as long as three years, as such financial statements would be required to undertake registration of such securities for sale to the public; and (ii) registration of its securities under the Exchange Act. Consequently, it is unlikely that the Company would seek to consummate a Business Combination with such a Target Business. See "Description of Business--Federal
Securities Laws Compliance".

CERTAIN PROVISIONS OF THE COMPANY'S BYLAWS

        The Company's bylaws provide, among other things, that (i) officers and directors of the Company will be indemnified to the fullest extent permitted under Florida law. See "Part II-- Indemnification of Directors and Officers".

TRANSFER AGENT

     The Company's transfer agent is Florida Atlantic Stock Transfer, Inc., 5701 North Pine Island Road, Suite 310B, Tamarac, Florida 33321.


                           Page -17-

                            PART II

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

MARKET INFORMATION

     No public trading market presently exists for the Company's Common
Stock. No assurances are made that a trading market for the Company's Common Stock will ever develop. The likelihood of a trading market developing for the Company's Common Stock is conditioned upon, among other things, the effectuation of a Business Combination. No shares of Common Stock of the Company are subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company.

     Approximately 2,000 shareholders hold the Company's common stock, no par value (the "Common Stock"). The Company presently has 20,000,000 shares of Common Stock outstanding. All such shares are deemed to be "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. No such shares will be eligible for sale under Rule 144, as currently in effect, prior to May 6, 1998, at which time
2,058,209 shares will be eligible for sale under Rule 144, so long as all other conditions of Rule 144 are met. The Company has not provided to any shareh older registration rights to register under the Securities Act any shareholder's shares for sale.

      In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is not quoted on NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned restricted shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. No assurances are made; however, that all of the other conditions of Rule 144 will be met on May 6, 1998, or any date subsequent thereto, or that Rule 144 will be available at that time for any shareholder's shares.

        The Company has no present intention of selling any amount of shares of Common Stock in the public market. Nevertheless, in the event that substantial amounts of Common Stock are sold in the public market subsequent to a Business Combination, such sales may adversely affect the price for the sale of the Company's equity securities in any trading market which may develop. No prediction can be made as to the effect, if any, that market sales of restricted shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time.


                           Page -18-

DIVIDENDS

       The Company has not paid any dividends on its Common Stock to date and does not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of the Company's then Board of Directors. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board does not anticipate paying any cash dividends in the foreseeable future.

LEGAL PROCEEDINGS.

       As of the date hereof, the Company is not a party to any material legal proceedings, nor is it aware of any threatened litigation of a material nature.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Not Applicable.

RECENT SALES OF UNREGISTERED SECURITIES.

     As of the date of this registration statement, the Company has issued an aggregate of 20,000,000 shares of Common Stock as follows:

     On May 6, 1997, the Company was created as a wholly owned subsidiary of Net Lnnx, Inc., ("Net Lnnx") a publicly traded Pennsylvania corporation traded on the over-the-counter trading market. The Company issued 2,058,209 shares of the Company's capital stock to Net Lnnx in exchange for the Transferred Asset. The Company relied on Section 4(2) of the Securities Act since such transaction did not involve any public offering. On May 21, 1997, Net Lnnx distributed the shares of the Company which it owned to Net Lnnx shareholders as a stock dividend on a share for share basis. This transaction did not constitute a sale of securities since Net Lnnx did not dispose of such shares for value; therefore, the Company was not required to utilize a transactional exemption for such disposition. On November 6, 1997, the Company and Net Lnnx agreed to cancel the instrument which transferred the Transferred Asset and the Company and Net Lnnx agreed that in exchange for Net Lnnx releasing the Company from debt in the amount of $12,600 owed to Net Lnnx by the Company, such release from liability would constitute substitute consideration for the 2,058,209 shares the Company previously issued to Net Lnnx.

     On November 6, 1997, the Company issued 17,631,250 shares of Common Stock to Wheeler Group II, Inc., a Florida corporation ("Wheeler"), and 300,000 shares to David M. Bovi, president and controlling shareholder of Wheeler in exchange for (i) $6,000 cash; and (ii) Wheeler purchasing $25,000 in pre-paid legal services on behalf of the Company to effectuate the legal aspects


                           Page -19-
of this registration statement. Wheeler and Mr. Bovi were the only offerees in connection with this transaction. The Company relied on Section 4(2) of the Securities Act since such transaction did not involve any public offering.

     On November 12, 1997, the Company issued 10,541 shares of Common Stock to William R. Colucci, a director of the Company, in exchange for his services as a director of the Company. Mr. Colucci was the only offeree in connection with this transaction. The Company relied on Section 4(2) of the Securities Act since such transaction did not involve any public offering.

     No underwriters were utilized and no commissions or fees were paid with respect to any of the above transactions. No other shares of Common Stock have been issued by the Company in any other transaction.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's bylaws contain the broadest form of indemnification for its officers and directors and former officers and directors permitted under Florida law. The Company's bylaws generally provide that: The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith.

     Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not parties to such action, suit or


                           Page -20-
proceeding. If neither of the above determinations can occur because the Board of Directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination.

     Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Company.

     The indemnification provided shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may he entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.



                           Page -21-

                            PART F/S















































                            Page -22-

                  INDEPENDENT AUDITOR'S REPORT



The Board of Directors and Stockholders
Harbor Town Holding Group I, Inc.
West Palm Beach, FL 33401

We have audited the accompanying balance sheet of Harbor Town Holding Group I, Inc., (a development stage company) as of September 30, 1997 and the related statements of operations and changes in cash flows from May 6, 1997 (inception) to September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, presents fairly, in all material respects, the financial position of Harbor Town Holding Group I, Inc., (a development stage company) as of September 30, 1997, and for the period from May 6, 1997 (inception) to September 30, 1997, in conformity with generally accepted accounting principles.

The Company is in the development stage and to date has had no significant operations. The continuation of the Company's business is dependent upon its ability to obtain adequate financing arrangements and ultimately, future profitable operations.



Lake Worth, FL
November 19, 1997


                           F/S -1-

                HARBOR TOWN HOLDING GROUP I, INC.
                  (A Development Stage Company)

                         BALANCE SHEET

                      September 30, 1997


Assets

Current assets:
Cash                                                                $     44

                                                                    $     44

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
        Accrued liabilities                                         $    765

                                Total current liabilities                765


Stockholders' equity (deficit):
 Common stock; no par value;
 50,000,000 shares authorized,
 2,058,209 shares issued and outstanding                              12,600
	Deficit accumulated during the development stage									(13,321)

                                                                        (721)

                                                                    $     44


















  The accompanying notes are an integral part of these financial statements.


                                 F/S -2-

                     HARBOR TOWN HOLDING GROUP I, INC.
                       (A Development Stage Company)

                        STATEMENT OF OPERATIONS

      For the Period May 6, 1997 (Date of Inception) to September 30, 1997



General and administrative expenses                           $   13,321

Net Loss                                                      ($  13,321)







Net loss per share                                            ($    0.01)

Weighted average shares outstanding                            2,058,209


























The accompanying notes are an integral part of these financial statements.

                                F/S -3-

                     HARBOR TOWN HOLDING GROUP I, INC.
                       (A Development Stage Company)

                          STATEMENT OF CASH FLOWS

     For the Period May 6, 1997 (Date of Inception) to September 30, 1997



Cash flows from operating activities:
   Net loss                                                    ($   13,321)
   Changes in assets and liabilities:
     Increase in accrued liabilities                                   765

             Cash flows used by operating activities          (     12,556)

Cash flows from financing activities:
    Proceeds from advances converted to common stock                12,600

Change in cash                                                          44

Cash at beginning of period                                              0

Cash at end of period                                           $       44


Supplemental Disclosures:
  No cash payments for interest or income taxes.



















  The accompanying notes are an integral part of these financial statements.

                                F/S -4-

                    HARBOR TOWN HOLDING GROUP I,  INC.
                       (A Development Stage Company)

                     NOTES TO THE FINANCIAL STATEMENT

                           September 30, 1997


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Harbor Town Holding Group I, Inc. (the "Company") was incorporated in the State of Florida on May 6, 1997 as a wholly owned subsidiary of Net Lnnx, Inc.

The Company shares facilities and certain other resources free of charge with Harbor Town Management Group, Inc.

Development Stage Activities - The Company has been in the development stage since its inception on May 6, 1997. It has conducted no business other than to organize as a corporation. It intends to seek and acquire merger partners that have ongoing operations.

Loss per Common Share - Loss per share is computed using the weighted number of common shares outstanding during each period. There are no common stock equivalents or other dilutive securities outstanding.

Recently Issued Accounting Standards - In February 1997, the Financial Accounting Standards Board issued Financial Accounting Standards 128, "Earnings Per Share" effective for years ending after December 15, 1997. Management does not believe this will have an effect on the Company's computation of earnings per share because of it's simple capital structure.


2.     CAPITALIZATION

The initial cash came as an advance from Net Lnnx, Inc. As consideration to cancel the debt resulting from the advance, the Company issued 2,058,209
shares of its stock to Net Lnnx, Inc.   On May 21, 1997, Net Lnnx, Inc. spun
off all shares of the Company, which it owned, to its shareholders as a stock dividend on a share for share basis.


3.     INCOME TAXES

At September 30, 1997, the Company had a net operating loss carryforward for tax purposes of approximately $13,300 which expires in 2012. The Company has fully reserved the tax benefits of the operating loss carryforward because the likelihood of realization of the benefit cannot be established.

The Internal Revenue Code contains provisions which may limit the loss carryforwards available if significant changes in stockholder ownership of the Company occurs.






                                F/S -5-

                     HARBOR TOWN HOLDING GROUP I,  INC.
                       (A Development Stage Company)

                     NOTES TO THE FINANCIAL STATEMENT



4.     SUBSEQUENT EVENTS

On November 6, 1997, a subscription agreement was signed to sell 17,931,250 shares for $6,000 in cash and $25,000 in pre-paid legal services on behalf of the Company regarding the legal aspects of a registration statement on Form 10-SB under the Securities Act of 1934. On November 12, 1997, the Company issued 10,541 shares of common stock to a director of the Company for services to the Company as a director.





















                                 F/S -61

                                PART III

     Pursuant to Part III of Form 1-A and, with respect to the Financial Data Schedule, Item 601 of Regulation S-B, the Company includes the following exhibits:

INDEX TO EXHIBITS.

Exhibit No.       Description of Exhibit                          Sequential
                                                                  Page No.

(2)               Charter and Bylaws.

     2.1          Articles of Incorporation and Amendment
                  to Articles of Incorporation.                       31

     2.2          Bylaws.                                             34

(3) Instruments defining the rights of security holders.

     3.1          Articles of Incorporation and Amendment              *
                  to Articles of Incorporation.
     3.2          Bylaws.                                              *

(6)               Material Contracts.

     6.1          Ronald W. Hayes, Jr. Employment Contract.           50

     6.2          Addendum to Ronald W. Hayes, Jr. Employment
                  Contract.                                           55

     6.3          Wheeler Group II, Inc. Subscription Agreement.      56

(10)              Consents.

     10.1         Consent of Sweeney, Gates & Co., CPA's and
                  Consultants.                                        58

(27)              Financial Data Schedule.

     27.1         Financial Data Schedule.                            59

*     Incorporated by reference to Exhibit (2) herein.


                                Page -23-

                                SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

Date: November 24, 1997


By: /s/ Ronald W. Hayes, Jr.
     Ronald W. Hayes, President

(Signature)



By: /s/ Ronald W. Hayes, Jr.
     Ronald W. Hayes, President,
     Secretary












                                 Page -24-

INDEX TO EXHIBITS.

Exhibit No.       Description of Exhibit                          Sequential
                                                                  Page No.

(2)               Charter and Bylaws.

     2.1          Articles of Incorporation and Amendment
                  to Articles of Incorporation.                       31

     2.2          Bylaws.                                             34

(3) Instruments defining the rights of security holders.

     3.1          Articles of Incorporation and Amendment              *
                  to Articles of Incorporation.

     3.2          Bylaws.                                              *

(6)               Material Contracts.

     6.1          Ronald W. Hayes, Jr. Employment Contract.           50

     6.2          Addendum to Ronald W. Hayes, Jr. Employment
                  Contract.                                           55

     6.3          Wheeler Group II, Inc. Subscription Agreement.      56

(10)              Consents.

     10.1         Consent of Sweeney, Gates & Co., CPA's
                  and Consultants.                                    58

(27)              Financial Data Schedule.

     27.1         Financial Data Schedule.                            59

*     Incorporated by reference to Exhibit (2) herein.

DESCRIPTION OF EXHIBITS.

Exhibit No. 2.1

                       ARTICLES OF INCORPORATION

                                  OF

                    HARBOR TOWN HOLDING GROUP I, INC.

     The undersigned incorporator, for the purpose of forming a corporation under the Florida Business Corporation Act, hereby adopt(s) the following Articles of Incorporation.

                       ARTICLE I. CORPORATE NAME.

     The name of this corporation is Harbor Town Holding Group I, Inc.

                     ARTICLE II. PRINCIPAL OFFICE.

     The principal place of business and mailing address of this corporation are 324 Datura Street, Suite 330, West Palm Beach, Florida 33401.

                       ARTICLE III. CAPITAL STOCK.

     The number of shares of stock that this corporation is authorized to have outstanding at any one time is 20,000,000 shares of common stock, no par value.

             ARTICLE IV. INITIAL REGISTERED AGENT AND OFFICE.

     The name and address of the initial registered agent are Ronald W. Hayes, Jr., 324 Datura Street, Suite 330, West Palm Beach, Florida 33401.

                      ARTICLE V. INCORPORATORS.

     The name and street address of the incorporator to these articles of incorporation are David M. Bovi, P.A., 319 Clematis Street, Suite 804, West Palm Beach, FL 33401.


     The undersigned incorporator has executed these articles of incorporation on May 2, 1997.


                                             /s/ David M. Bovi
                                             David M. Bovi, P.A.
                                             David M. Bovi, President



                                 Page -26-

                       Acceptance of Registered Agent

     Having been named to accept service of process for Harbor Town Holding Group I, Inc., at the place designated in the articles of incorporation, the undersigned is familiar with and accept the obligations of that position pursuant to F.S. 607.0501(3)

                                             By:/s/ Ronald W. Hayes, Jr.
                                                  Ronald W. Hayes, Jr.
                                                  Date: May 2, 1997





















                                 Page -27-

                          ARTICLES OF AMENDMENT
                                   TO
                        ARTICLES OF INCORPORATION
                                   OF
                     HARBOR TOWN HOLDING GROUP I, INC.


          Pursuant to the provisions of Section 607.1006 of the Florida Statutes, the undersigned corporation adopts the following articles of amendment to its articles of incorporation:

1.     The name of the corporation is HARBOR TOWN HOLDING GROUP I, INC.

2. The following amendments of the articles of incorporation were adopted and approved by the shareholders on November 10, 1997. The number of votes cast for the amendments were sufficient for approval.

3. Article III of the original articles of incorporation shall be deleted and replaced with the following:

                        ARTICLE III. CAPITAL STOCK.

     The number of shares of stock that this corporation is authorized to have outstanding at any one time is 50,000,000 shares of common stock, no par value.


 Signed this 10th day of November, 1997.

                              /s/ Ronald W. Hayes, Jr.
                              Ronald W. Hayes, Jr., President












                                 Page -28-

Exhibit No. 2.2


                                  BYLAWS

                                    OF

                    HARBOR TOWN HOLDING GROUP I, INC.
























                                 Page -29-

                               BYLAWS INDEX

                                                                   Page Number
ARTICLE I           Offices
     Section 1.     Principal Office.................................... 1
     Section 2.     Other Offices....................................... 1

ARTICLE II          Seal................................................ 1

ARTICLE III          Meetings of Shareholders........................... 1

     Section 1.     Place of Meeting.................................... 2
     Section 2.     Annual Meeting...................................... 2
     Section 3.     Special Meetings.................................... 2
     Section 4.     Notice of Meetings.................................. 2
     Section 5.     Action by Consent in Writing........................ 2
     Section 6.     Quorum.............................................. 2
     Section 7.     Required Vote....................................... 2
     Section 8.     Voting and Proxies.................................. 3
     Section 9.     Voting Lists........................................ 3
     Section 10.    Record Date......................................... 3
     Section 11.    Voting of Shares by Certain Holders................. 3

ARTICLE IV          Board of Directors.................................. 4

     Section 1.     Powers.............................................. 4
     Section 2.     Number.............................................. 4
     Section 3.     Election and Term of Office......................... 4
     Section 4.     Vacancies........................................... 4
     Section 5.     Removal............................................. 5
     Section 6.     Place of Meetings................................... 5
     Section 7.     Regular Meetings.................................... 5
     Section 8.     Special Meetings.................................... 5
     Section 9.     Quorum.............................................. 5
     Section 10.    Compensation........................................ 5
     Section 11.    Executive Committee................................. 5
     Section 12.    Presence at Meetings................................ 6
     Section 13.    Written Consent..................................... 6

ARTICLE V           Officers............................................ 6



                                 Page -30-

     Section 1.     Designation......................................... 6
     Section 2.     Election............................................ 6
     Section 3.     Subordinate Officers................................ 6
     Section 4.     Removal and Resignation............................. 7
     Section 5.     Vacancies........................................... 7
     Section 6.     Chairman of the Board............................... 7
     Section 7.     Chief Executive Officer............................. 7
     Section 8.     President........................................... 7
     Section 9.     Vice Presidents..................................... 8
     Section 10.    Secretary........................................... 8
     Section 11.    Chief Financial Officer/Treasurer................... 8
     Section 12.    Compensation........................................ 9

ARTICLE VI          Certificates of Stock............................... 9
     Section 1.     Description......................................... 9
     Section 2.     Lost Certificates................................... 9
     Section 3.     Preferences......................................... 9
     Section 4.     Transfers of Stock.................................. 10
     Section 5.     Registered Shareholders............................. 10

ARTICLE VII         General Provisions.................................. 10

     Section 1.     Dividends........................................... 10
     Section 2.     Checks.............................................. 10
     Section 3.     Fiscal Year......................................... 10
     Section 4.     Execution of Deeds, Contracts and Other Documents... 10

ARTICLE VIII        Amendment to Bylaws................................. 11

ARTICLE IX          Indemnification..................................... 11

     Section 1.     General............................................. 11
     Section 2.     Expenses............................................ 11
     Section 3.     Standard of Conduct................................. 11
     Section 4.     Advance Expenses.................................... 12
     Section 5.     Benefit............................................. 12
     Section 6.     Insurance........................................... 12
     Section 7.     Affiliates.......................................... 12
     Section 8.     Survival............................................ 12

ARTICLE X           Severability........................................ 13


                                 Page -31-

                                  BYLAWS

                                    OF

                    HARBOR TOWN HOLDING GROUP I, INC.


                                ARTICLE I
                                 Offices

     SECTION 1. Principal Office. The principal office of the Corporation shall be established and maintained as stated in the initial registered address of the corporation in the Articles of Incorporation, until such time as the Board of Directors determines otherwise.

     SECTION 2. Other Offices. The Corporation may have other offices, either within or without the State of Florida, at such place or places as the Board of Directors may determine from time to time or the business of the Corporation may require.

                                ARTICLE II
                                   Seal

     The Corporation shall have a corporate seal which shall be in circular form and have inscribed thereon the name of the Corporation and the year of its incorporation and may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced upon any paper or document.

                                ARTICLE III
                         Meetings of Shareholders

     SECTION 1. Place of Meeting. All meetings of the shareholders shall be held at such place within or without the State of Florida as shall be designated from time to time by the Board of Directors and stated in the notice of such meeting or in a duly executed waiver of notice thereof.

     SECTION 2. Annual Meetings. The annual meeting of the shareholders of the Corporation shall be held on a date and at a time designated by the Board of Directors. If the day fixed for the annual meeting shall be a legal holiday in the State of Florida or the state or jurisdiction where the meeting is to be held, such meeting shall be held on the next succeeding business day. The purpose of the annual meeting of shareholders shall be to elect directors and to transact such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause such election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.


                                 Page -32-

     SECTION 3. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, may be called by the Board of Directors or the holders of not less than one-tenth (1/10) of all the shares entitled to vote at the meeting, or the President. Business transacted at a special meeting shall be confined to the purposes stated in the notice of the meeting.

     SECTION 4. Notice of Meetings. Whenever shareholders are required or authorized to take any action at a meeting, a notice of such meeting, stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered, not less than ten (10) nor more than sixty (60) days before the date set for such meeting, either personally or by first-class mail, by or at the direction of the Chief Executive Officer, President or Secretary, or the persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder, at his address as it appears on the stock transfer books of the Corporation, with first-class postage prepaid thereon. Written waiver by a shareholder of notice of a shareholders' meeting, signed by him whether before or after the time stated thereon, shall be equivalent to the giving of such notice.

     SECTION 5. Action by Consent in Writing. Any action required or permitted to be taken at any annual or special meeting of the shareholders of this Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of all of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     SECTION 6.          Quorum.    The majority of the shares entitled to
vote there at, present or represented by proxy at any meeting, shall constitute a quorum of the shareholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote there at, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting, subject to the provisions of Section 4 hereof. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

     SECTION 7. Required Vote. If a quorum is present at any meeting, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the question is one for which, by express provision of the law or of the Articles of Incorporation or these Bylaws, a different vote


                                 Page -33-
is required, in which case such express provision shall govern and control the decision of such question.

     SECTION 8. Voting and Proxies. Except as otherwise provided in the Articles of Incorporation or by the terms of any outstanding series of Preferred Stock of the Corporation, each shareholder shall be entitled at each meeting and upon each proposal presented at such meeting to one vote in person or by proxy for each share of voting stock recorded in his name on the books of the Corporation on the record date fixed as below provided, or if no such record date was fixed, on the day of the meeting. Every proxy must be signed by the shareholder or his attorney in fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law. If a proxy expressly provides, any proxy-holder may appoint in writing a substitute to act in his place.

     SECTION 9. Voting Lists. The Secretary shall have charge of the stock ledger and shall prepare and make, or cause to be prepared and made, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified , at the place where the meeting is to be held. The list also shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder or proxy who is present. The stock ledger shall be the only evidence as to who are the shareholders entitled to examine the stock ledger, the list required by this section or the books of the Corporation, or to vote in person or by proxy at any meeting of shareholders.

     SECTION 10. Record Date. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance, but shall not be required to, a record date which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of the shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     SECTION 11. Voting of Shares by Certain Holders. Shares outstanding in the name of another corporation may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, without a transfer of such shares into his name.


                                 Page -34-

     Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

     A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee and thereafter the pledgee shall be entitled to vote the shares so transferred.

     Treasury shares of this corporation's stock owned by another corporation, the majority of the voting stock of which is owned or controlled by this corporation, and shares of this corporation's stock held by a corporation in a fiduciary capacity, shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.


                                 ARTICLE IV

                            Board of Directors

     SECTION 1. Powers. The business of the Corporation shall be managed and its corporate powers shall be exercised by its Board of Directors, except as otherwise provided by statute or by the Articles of Incorporation.

     SECTION 2. Number. Until changed by resolution of the Directors at any time and from time to time, the Board at any time, shall consist of at least One (1) director but no more than Five (5) directors.

     SECTION 3. Election and Term of Office. Directors shall be elected at the annual meeting of shareholders, except as provided in Sections 4 and 5 of this Article. At each meeting of shareholders for the election of directors at which a quorum is present, the persons receiving the greatest number of votes, up to the number of directors to be elected, shall be the directors. Each director shall hold office until the next succeeding annual meeting, or until his successor is elected and qualified, or until his earlier resignation by written notice to the Secretary of the Corporation, or until his removal from office.

     SECTION 4. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected until the next annual meeting of the shareholders. If there are no directors in office, then any officer or any shareholder or an executor, administrator, trustee or guardian of a shareholder or other fiduciary entrusted with like responsibility for the person or estate of a shareholder, may call a special meeting of shareholders for the purpose of electing a new Board of Directors.


                                 Page -35-

     SECTION 5. Removal. At a special meeting of the shareholders, duly called expressly for that purpose as provided in these Bylaws, any director or directors, by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote for the election of directors, may be removed from office, either with or without cause, and the remaining directors, in the manner provided in these Bylaws, shall fill any vacancy or vacancies created by such a removal.

     SECTION 6. Place of Meetings. Meetings of the Board of Directors of the Corporation, regular or special, may be held either within or without the State of Florida.

     SECTION 7. Regular Meetings. The Board of Directors shall hold a regular meeting each year immediately after the annual meeting of the shareholders at the place where such meeting of the shareholders was held for the purpose of election of officers and for the consideration of any other business that may be properly brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for such regular meeting shall be necessary.

     SECTION 8. Special Meetings. Special meetings of the Board of Directors may be called by any one (1) director, the Chairman of the Board or the President or Secretary on two (2) days' written notice to each director, either personally or by mail or by telegram. Notice of any special meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance by a director at a special meeting shall constitute a waiver of notice of such special meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because such special meeting is not lawfully convened.

     SECTION 9. Quorum. A majority of all the directors shall constitute a quorum for the transaction of business. The affirmative vote of the majority of directors present at a meeting where a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors a majority of the directors present there at may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     SECTION 10. Compensation. The Board of Directors shall have the authority to fix the compensation of directors, and the directors may be paid their expenses, if any, for attendance at each meeting of the Board of Directors. No such payment shall preclude any director from servicing the corporation in any other capacity and receiving compensation therefrom. Directors may set their own compensation for service as officers as well as for service as directors.

     SECTION 11. Executive Committee. The Board, by resolution passed by a majority of the whole Board, may designate from among its members an executive committee and one or more other committees, which committees, to the extent provided in such resolution, shall have and exercise any or all of the authority of the Board of Directors, except that no such committee shall have the authority to approve or recommend to the shareholders actions or



                                 Page -36-
proposals required by law to be approved by the shareholders, designate candidates for the office of director, fill vacancies on the Board of Directors or any committee thereof, amend the Bylaws, authorize or approve the re-acquisition of shares unless pursuant to a general formula or method specified by the Board of Directors, or authorize or approve the issuance or sale of, or any contract to issue or sell,, shares or designate the terms of a series of a class of shares, unless pursuant to a general formula or method specified by the Board of Directors, within specifications authorized by law.

     SECTION 12. Presence at Meetings. Members of the Board of Directors or an executive committee shall be deemed present in person at a meeting of such Board or committee if a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other is used.

     SECTION 13. Written Consent. Any action of the Board of Directors or of any committee thereof, which is required or permitted to be taken at a regular or special meeting, may be taken without a meeting if consent in writing, setting forth the action so to be taken, signed by all of the members of the Board of Directors or of the committee, as the case may be, is in the minutes of the proceedings of the Board of Directors or committee.


                                ARTICLE V
                                 Officers

     SECTION 1. Designation. The Corporation shall have a Chief Executive Officer, President, Secretary and a Chief Financial Officer/Treasurer, each of whom shall be elected by the Board of Directors. The Corporation also may have, at the discretion of the Board of Directors, a Chairman of the Board and one or more Vice Presidents (however titled). Assistant Secretaries and Assistant Chief Financial Officers/Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. One person may hold two or more offices.

     SECTION 2. Election. The officers of the Corporation, except such officers as may be elected in accordance with the provisions of Section 3 or
Section 5 of this Article, shall be elected annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified. Officers shall be elected by the affirmative vote of the majority of directors present at a meeting where a quorum is present.

     SECTION 3. Subordinate Officers. The Board of Directors may elect such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors may determine from time to time.

     SECTION 4.       Removal and Resignation.  Any officer may be removed,


                                 Page -37-
either with or without cause, by the affirmative vote of the majority of directors present at any meeting where a quorum is present, or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the persons so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

     Any officer may resign at any time by giving written notice to the Board of Directors, or to the Chairman of the Board, if one shall have been elected, or the Chief Executive Officer, President or Secretary of the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     SECTION 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled by the Board of Directors for the unexpired portion of the term.

     SECTION 6. Chairman of the Board. The Chairman of the Board, if there shall be such an officer, if present, shall preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the Board of Directors or prescribed by these Bylaws.

     SECTION 7. Chief Executive Officer. The Chief Executive Officer shall be the Chairman, who shall have management powers of the corporation. His duties shall include but not be limited to administration of the corporation, presiding over shareholder meetings, general supervision of the policies of the corporation as well as general management. The Chairman shall execute contracts, mortgages, loans, and bonds under the seal of the corporation. The Chairman shall have such other duties and powers as determined by the Board of Directors by resolution. He shall preside at all meetings of the shareholders, and in the absence of the Chairman of the Board, shall preside at all meetings of the Board of Directors. He shall be ex-officio a member of all the standing committees, if any, and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

     SECTION 8. President. The President, subject to the control of the Chief Executive officer and the Board of Directors, shall have general supervision, direction and control of the business and affairs of the Corporation. He shall execute deeds, bonds, mortgages and other instruments on behalf of the Corporation, except where required or permitted by law to be signed and executed otherwise and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. He shall have such other powers and duties as may be prescribed by the Chief Executive Officer and/or the Board of Directors or these Bylaws.

     SECTION 9. Vice Presidents. The Vice Presidents, if any, shall have such powers and perform such duties as may be prescribed from time to time for them respectively by the Chairman of the Board, the Chief Executive Officer, the President, the Board of Directors or these Bylaws. In the


                                 Page -38-
absence of the President or in the event of his death, inability or refusal to act, the first elected Vice President or a designated Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

     SECTION 10. Secretary. The Secretary shall: (a) keep, or cause to be kept, a book of minutes at the registered or principal office, or such other place as the Board of Directors may order, of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at directors, meetings, the number of shares present or represented at shareholders, meetings and the proceedings thereof; (b) give, or cause to be given, notice of all the meetings of the shareholders and of the Board of Directors required by these Bylaws or by law to be given; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Chief Executive Officer, the President or by the Board of Directors. The Assistant Secretaries shall have the powers of the Secretary, as may be assigned to them by the Board of Directors and perform such other duties as may be prescribed by the Board of Directors or these Bylaws.

     SECTION 11. Chief Financial Officer. The Chief Financial Officer/Treasurer, if any, shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall be open at all reasonable times to inspection by any director.

     The Chief Financial Officer/Treasurer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation, shall render to the Chief Executive Officer, the President and any director, whenever requested, an account of all his transactions as Chief Financial Officer/Treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these Bylaws. As required by the Board of Directors, the Chief Financial Officer/Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine. The Assistant Chief Financial Officers/Treasurers shall have the powers of the Chief Financial Officer/Treasurer, as may be assigned to them by the Board of Directors.


                                 Page -39-

     SECTION 12. Compensation. The compensation of the officers and agents of the Corporation shall be fixed from time to time by the Board of Directors, or by such officer or officers as said Board shall direct, and no officer shall be prevented from receiving such compensation by reason of the fact that he is or was a director of the Corporation.


                                ARTICLE VI
                          Certificates of Stock

     SECTION 1. Description. Every shareholder shall be entitled to have for each kind, class or series of stock held a certificate certifying the number of shares thereof held of record by him. All certificates for shares shall be consecutively numbered by class or otherwise identified. Certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, and may be sealed with the seal of the Corporation. The seal may be a facsimile, engraved or printed. Where such certificate is signed by a transfer agent or a registrar other than the Corporation itself, the signature of any of those officers named herein may be by facsimile. In case any officer who signed, or whose facsimile signature has been used on, any certificate shall cease to be such officer for any reason before the certificate has been delivered by the Corporation, such certificate may nevertheless be adopted by the Corporation and issued and delivered as though the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

     SECTION 2. Lost Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed. The Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

     SECTION 3. Preferences. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the distinguishing characteristics of each class or series, including designations, the relative rights and preferences or limitations as regards dividend rates, redemption rights, conversion privileges, voting powers or restrictions or qualifications of voting powers, or such other distinguishing characteristics as shall be stated either in the Articles of Incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors or a duly constituted executive committee shall be set forth in full on the face or back of the certificate which the Corporation shall issue to represent such kind, class or series of stock, provided that, in lieu of the foregoing requirements, said provisions may be either (a) summarized on the face or back of the certificate, or (b) incorporated by reference made on the face or back of the certificate where such reference states that a copy of said provisions, certified by an officer of the Corporation, will be furnished by the Corporation or its transfer agent, without cost, to and upon request of the certificate holder.



                                 Page -40-

     SECTION 4.     Transfers of Stock.  Upon surrender to the
Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of this Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

     SECTION 5. Registered Shareholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls, to the extent permitted by law, a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to interest in such shares on the part of any other person, regardless of whether it shall have express or other notice thereof, except as otherwise provided by law.



                                ARTICLE VII
                             General Provisions

     SECTION 1. Dividends. The Board of Directors, at any regular or special meeting thereof, subject to any restrictions contained in the Articles of Incorporation, may declare and pay dividends upon the shares of its capital stock in cash, property or its own shares, except when the Corporation is insolvent or when the payment thereof would render the Corporation insolvent.

     SECTION 2. Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may designate from time to time.

     SECTION 3. Fiscal Year. The fiscal year of the Corporation shall end on the 31st day of December.

     SECTION 4.      Execution of Deeds, Contracts and Other Documents.
Except as otherwise provided by the Articles of Incorporation and the Board of Directors, all deeds and mortgages made by the Corporation and all other written contracts and agreements to which the Corporation shall be a party may be executed on behalf of the Corporation by the Chairman of the Board, if one shall have been elected, the Chief Executive Officer, the President or one or more Vice Presidents, if any shall have been elected, and may be attested to and the corporate seal affixed thereto by the Secretary or Assistant Secretary. The Board of Directors may authorize the execution of deeds, mortgages and all other written contracts and agreements to which the Corporation may be a party by such other officers, assistant officers or agents, as may be selected by the said Chairman of the Board, Chief Executive Officer, or President from time to time and with such limitations and restrictions as said authorization may prescribe.



                                 Page -41-

                                ARTICLE VIII
                            Amendment to-Bylaws

     These Bylaws may be altered, amended, repealed or added to by the vote of a majority of the Board of Directors present at any regular meeting of the said Board, or at a special meeting of the directors called for that purpose, provided a quorum of the directors is present at such meeting, unless reserved to the shareholders by the Articles of Incorporation. These Bylaws, and any amendments thereto, and new Bylaws added by the directors, may be amended, altered or repealed by the shareholders and the shareholders may prescribe in any Bylaw made by them that such Bylaw shall not be altered, amended or repealed by the Board of Directors.


                                ARTICLE IX
                             Indemnification

     SECTION 1. General. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     SECTION 2. Expenses. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith.

     SECTION 3. Standard of Conduct. Any indemnification shall be made hereunder only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 above. Such determination shall be made either (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not


                                 Page -42-
parties to such action, suit or proceeding. If neither of the above determinations can occur because the Board of Directors consists of a sole director or the Corporation is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination.

     SECTION 4. Advance Expenses. Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in
Section 3 above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

     SECTION 5. Benefit. The indemnification provided by this Article shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may he entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

     SECTION 6. Insurance. The Corporation shall be empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

     SECTION 7. Affiliates. For the purposes of this Article, references to "the Corporation" include all constituent corporations absorbed in a consolidation or merger, as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

     SECTION 8. Survival. Upon the death of any person having a right to indemnification under this Article, such right shall inure to his heirs and legal representatives. In addition, such heirs and legal representatives shall be entitled to indemnification, under the terms of this Article, against all expenses (including attorney's fees, judgments, fines and amounts paid in settlement) imposed upon or reasonably incurred by them in connection with any claim, action, suit or proceeding described in the foregoing Section 1 on account of such deceased person.


                                 Page -43-

                                 ARTICLE X
                              Severability

     The provisions of these Bylaws shall be separable each from any and all other provisions of these Bylaws, and if any such provision shall be adjudged to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, or the powers granted to this Corporation by the Articles of Incorporation or Bylaws.


Adopted this 19th day of May, 1997.


                                             By:/s/ Ronald W. Hayes, Jr.
                                                    Ronald W. Hayes, Jr.,
                                                    Chief Executive Officer

(CORPORATE SEAL)





















                                 Page -44-

Exhibit No. 6.1

                            EMPLOYMENT AGREEMENT


     EMPLOYMENT AGREEMENT dated as of June 1, 1997, by and between Harbor Town Holding Group I, Inc., a Florida corporation (the "Company"), and Ronald
W. Hayes, Jr. ("Employee").

     WHEREAS, the continued availability of Employee's services is regarded by the Company as vitally important to its corporate growth and success, and

     WHEREAS, Employee desires to formalize his employment with the Company and to maximize the security of his position, and

     WHEREAS, the Company and Employee desire to enter into an employment agreement which will set forth the terms and conditions upon which Employee shall be employed by the Company and upon which the Company shall compensate Employee.

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties have agreed, and do hereby agree, as follows:

     Section 1: Employment.

     The Company employs Employee and Employee accepts employment upon the terms and conditions set forth.

     Section 2: Term.

     Subject to the provisions for termination as provided in Section 9 hereof, the term of this agreement shall begin on June 1, 1997, and shall terminate on May 31, 1998. This agreement shall be automatically renewed for successive one year terms unless either party gives notice of its intention not to renew by delivering written notice to the other party not less than 90 days prior to the expiration of the existing term.

     Section 3: Compensation.

     For all services rendered by Employee under this agreement, the Company shall pay Employee an annual base salary, to be determined by its board of directors (the "Board"), but in no event shall the annual salary be less than $60,000 per year, payable in equal monthly installments on the first day of each month. The Board shall meet at least annually for the purpose of determining Employee's annual base salary based on the then apparent value of his services.

     The Company shall provide Employee and his dependents with medical

                                 Page -45-
insurance. Also, Employee shall be eligible to receive compensation, as determined by the Board, pursuant to any future employee compensation stock plan the Company adopts for the benefit of its employees.

     Section 4: Duties.

     Employee shall serve as President and Chief Executive Officer of the Company, and shall assume other duties as the Board may assign. In these capacities, Employee shall be responsible for managing and overseeing the Company's day to day operations. The services to be performed by Employee may be extended or curtailed from time to time at the direction of the Board. As of the date of execution of this agreement, Employee is serving as a director of the Company and Employee agrees to continue to serve in that capacity without compensation. Nothing, however, shall be construed as requiring the Company or any other person to cause the continuation, election, or appointment of Employee as a director, or as any specific officer.

     Section 5: Extent of Services.

     It is recognized by the Company that Employee now engages in businesses other than the Company's business, and nothing in this agreement shall be construed to limit Employee's freedom to continue to engage in such other businesses. It is agreed, however, that Employee will devote his best efforts to the needs of the Company, and shall not allow his other business activities to materially interfere with his duties to the Company.

     Section 6: Expenses.

     Employee is authorized to incur reasonable expenses on behalf of the Company in performing his duties, including expenses for general administration of the Company's office, travel, transportation, entertainment, gifts and similar items, which expenses shall be paid by the Company.

     Section 7: Vacations.

     Employee shall be entitled each year to a vacation of 20 weekdays, no two of which need be consecutive, during which time compensation shall be paid in full.

     Section 8: Disability.

     If the Employee for any reason whatsoever becomes disabled, so that he is unable to perform the duties under this Agreement, the Company shall pay Employee Fifty Percent (50%) of his annual salary, payable in the same manner as the salary under this Agreement, for the remainder of the Employment term.

     If the Employee for any reason whatsoever becomes temporarily disabled, so that he is unable to perform the duties under this Agreement, the Company shall pay Employee Fifty Percent (50%) of his annual salary, payable in the


                                 Page -46-
same manner as the salary under this Agreement, for the remainder of the Employee's disability .

     The obligations of the Company under Section 8 hereof may be satisfied, in whole or in part, by payments to the Employee under disability insurance provided by the Company, and under laws providing disability benefits for Employees.

     Section 9: Termination.

     Employee's employment hereunder shall automatically terminate upon (i) his death; (ii) the expiration of the initial term in accordance with Section 2 hereof, or (iii) Employee's voluntarily leaving the employ of the Company.

     Employee's employment hereunder may also terminate, at the option of the Company, upon Fifteen (15) days prior written notice to Employee if the Company terminates his employment hereunder for "cause". For purposes hereof, "cause" shall include (i) Employee's willful malfeasance, misfeasance, nonfeasance or gross negligence, (ii) any willful misrepresentation or concealment of a material fact made by Employee in connection with this Agreement; or (iii) the willful breach of any covenant made by Employee hereunder.

     Employee's employment hereunder may also terminate, at the option of the Employee upon the change of control of the Company. In such an event, Employee may be entitled, for a period of Sixty (60) days, to terminate his employment with the Company and to receive a lump sum cash payment equal to Ten Thousand Dollars ($10,000), as well as Twelve (12) month's provision of Employee benefits. In addition, all Employee's unvested stock options shall become immediately exercisable.

     Notwithstanding the above, if the Employee is terminated by the Company without cause, the Company shall be obligated to pay to Employee the compensation set forth in Section 3 hereof for the remainder of the Employment Period.

     Section 10: Confidential Information.

     The Employee agrees not to divulge, furnish or make available to anyone (other than in the regular course of business of the Company) any knowledge or information with respect to confidential or secret methods, processes, plans or materials of the Company or with respect to any other confidential or secret aspect of the Company's activities.

     Section 11: Covenant Not To Compete.

     The services of Employee are unique, extraordinary and essential to the business of the Company. Accordingly, Employee agrees that if his employment hereunder shall be terminated at any time voluntarily by Employee prior to the expiration of the term hereof or by the Company for cause, Employee will not, at any time within a period of six (6) months after such termination,


                                 Page -47-
without the prior written approval of the Board, directly or indirectly, within the United States or its territories, engage in any business activity directly or indirectly competitive with the business of the Company at the time of termination. If the provisions of this Section 11 should ever be adjudicated to exceed the time, geographic or other limitations permitted by applicable law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, geographic or other limitations permitted by applicable law.

     Section 12: Notices.

     Any notice required or permitted to be given to Employee pursuant to this Agreement shall be sufficiently given if hand delivered or sent to Employee by certified mail, return receipt requested, addressed to him at the following address:

1090 Powell Drive
Singer Island, Florida 33404

or at such other address as he shall designate by notice to the Company, and any notice required or permitted to be given to the Company pursuant to this Agreement shall be sufficiently given if hand delivered or sent to the Company by certified mail, return receipt requested, addressed to it at 324 Datura Street, Suite 330, West Palm Beach, Florida 33401, or at such other address as the Company shall designate by notice to the Employee.

     Section 13: Waiver of Breach.

     The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. If any provision of this Agreement shall be held to be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and not in any way effect or render invalid or unenforceable any other provisions of this Agreement, and this Agreement shall be carried out as if such invalid or unenforceable provision were not embodied therein.

     Section 14: Assignment.

     This Agreement, as it relates to the employment of Employee, is a personal contract and the rights and interests of Employee hereunder may not be sold, transferred, assigned, pledged or hypothecated. Except as otherwise herein expressly provided, this Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns including, without limitation, any corporation or other entity into which the Company is merged or which acquires all of the outstanding Company's common stock, or all or substantially all of the assets, of the Company.

     Section 15: Entire Agreement.


                                 Page -48-

     This Agreement constitutes the entire agreement between the parties and there are no representations, warranties or commitments except as set forth herein. This Agreement supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether written or oral, of the parties hereto relating to the transactions contemplated by this Agreement. This Agreement may be amended only in writing executed by the parties hereto affected by such amendment.

     Section 16: Governing Law.

     This Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of Florida applicable to agreements made and to be performed entirely in Florida.

     Section 17: Arbitration.

     Any controversy or claim arising out of, or relating to, this Agreement or its breach, shall be settled by arbitration in accordance with the governing rules of the American Arbitration Association at the time of the arbitration. Judgment upon the award rendered may be entered in any court of competent jurisdiction.


     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 1st day of June, 1997.

                              HARBOR TOWN HOLDING
                                   GROUP I, INC.


                              By: /s/ Ronald W. Hayes, Jr.
                                  Ronald W. Hayes, Jr., President



                              Employee


                              /s/ Ronald W. Hayes, Jr.
                                  Ronald W. Hayes, Jr.







                                 Page -49-

Exhibit No. 6.2


                      ADDENDUM TO EMPLOYMENT AGREEMENT


     ADDENDUM TO EMPLOYMENT AGREEMENT dated as of August 1, 1997, by and between Harbor Town Holding Group I, Inc., a Florida corporation (the "Company"), and Ronald W. Hayes, Jr. ("Employee").

     WHEREAS, on June 1, 1997 Employee formalized his employment with the Company Pursuant to that Employment Agreement dated June 1, 1997 between Employee and the Company (the "Employment Agreement");

     WHEREAS, significant events have occurred with respect to the Company, its capitalization and business plan since the date of the Employment Agreement; and

     WHEREAS, as a result of such change in circumstances of the Company, the Company and the Employee mutually agree that it is in their best interest to terminate the Employment Agreement with no further duty with respect to such due by either the Company or the Employee.

     NOW, THEREFORE, the Company and Employee hereby agree that for consideration which is hereby received and acknowledged, the Employment Agreement is hereby canceled, rescinded, revoked, annulled, and void with no further duty with respect to such due by either the Company or the Employee.


The undersigned have executed this Agreement as of the 1st day of August, 1997.

                              HARBOR TOWN HOLDING
                              GROUP I, INC.


                              By: /s/ Ronald W. Hayes, Jr.
                                  Ronald W. Hayes, Jr., President



                              Employee


                              /s/ Ronald W. Hayes, Jr.
                                  Ronald W. Hayes, Jr.





                                 Page -50-

Exhibit No. 6.3

                          SUBSCRIPTION AGREEMENT


     In consideration of the subscriptions of others, and for other lawful and sufficient consideration, the receipt of which is acknowledged, the undersigned subscribes to and agrees to purchase 17,931,250 shares of the common capital stock of Harbor Town Holding Group I, Inc. ("Harbor"), a Florida corporation (17,631,250 shares to be issued in the name of Wheeler Group II, Inc., a Florida corporation ("Wheeler") and 300,000 shares to be issued in the name of David M. Bovi), in exchange for (i) $6,000 cash, and
(ii) Wheeler purchasing $25,000 in pre-paid legal services on behalf of the Company to effectuate the legal aspects of a registration statement on Form 10-SB under the Securities Exchange Act of 1934. (See Exhibit "A" attached hereto.) Notwithstanding the foregoing, the undersigned's subscription shall be contingent upon Harbor cancelling (i) the June 5, 1997 assignment to Harbor of the $475,000 promissory note made to Net Lnnx, Inc. dated January 17, 1997 which Net Lnnx assigned to Harbor; and (ii) the June 6, 1997 addendum to the assignment of the promissory note entered into between Harbor and Net Lnnx, Inc. which suspended the June 5, 1997 assignment until an unspecified future date. The subscription may be accepted by the corporation at any time and the subscription price under this agreement shall be payable in full on demand by the corporation.

     The undersigned represents and agrees that Wheeler is a Florida corporation; that it is purchasing the securities subscribed for investment only, for its own account, and not with any view to resale; and that it understands that the securities will be issued, without registration, under exemptions in the federal and state securities laws which depend upon the intent represented and that the corporation will rely on the representation in issuing the securities without registration. The undersigned further agrees that the share certificates issued pursuant to this subscription, and any replacements may be marked with a legend to the effect that the securities cannot be sold or transferred without an opinion of counsel satisfactory to the corporation that neither the sale nor the proposed transfer constitutes a violation of any federal or state securities law.

     This subscription contains the entire contract between the subscriber and the company, and no agent or representative of the company or any other person has any power to change or alter the terms of this subscription.

Dated: November 6, 1997               Agreed to this 6th day of November 1997

WHEELER GROUP II, INC.                HARBOR TOWN HOLDING GROUP I, INC.


By:/s/ David M. Bovi                  By:/s/Ronald W. Hayes, Jr.
   David M. Bovi, President              Ronald W. Hayes, Jr., President




                                 Page -51-

                            Retainer Contract

     Agreement made November 6, 1997 between Wheeler Group II, Inc., a Florida corporation ("Wheeler"), Harbor Town Holding Group I, Inc., a Florida corporation ("Harbor"), and David M. Bovi, P.A., a Florida professional corporation ("Attorney").

1. Wheeler employs Attorney on behalf of Harbor to prepare Harbor's Form 10-SB Registration Statement pursuant to the Securities Exchange Act of 1934 for filing with the Securities Exchange Commission (the "Services").

2. Wheeler agrees to pay attorney for the Services a flat fee of $25,000, payable upon completion of the Services.

3. In consideration of payment, Attorney agrees to accept employment and to render the Services to Harbor at such time when Harbor so requests.

     The parties hereto agree to the foregoing as of the date first written above.



                                   WHEELER GROUP II, INC.

                                   /s/ David M. Bovi
                                   David M. Bovi, President

                                   HARBOR TOWN HOLDING
                                   GROUP I, INC.

                                   /s/ Ronald W. Hayes, Jr.
                                   Ronald W. Hayes, Jr., President


                                   DAVID M. BOVI, P.A.

                                   /s/ David M. Bovi
                                   David M. Bovi, President









                                 Page -52-

Exhibit No. 10.1

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT


     As independent public accountants, we hereby consent to the use of our audit report dated November 19, 1997 (and all references to our firm) included in the Form 10-SB and incorporated by reference in the registration statement of Harbor Town Holding Group I, Inc.





                              Sweeney, Gates & Co.


Lake Worth FL
November 19, 1997


















                                 Page -53-

Exhibit No. 27.1